UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Docucorp International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

255911109
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 255911109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 652,514

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 652,514

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 663,415

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255911109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners II, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,901

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 663,415

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255911109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 663,415

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 663,415

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 663,415

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the prior Schedule 13D filed on April 3, 2006 by BlueLine Capital Partners, L.P, a Delaware limited partnership (“BCP I”) and BlueLine Partners, L.L.C., a Delaware limited liability company (“BlueLine Partners”). This Amendment relates to the common stock (the “Common Stock”) of Docucorp International, Inc. (“Docucorp” or the “Company”) with its principal executive offices located at 5400 LBJ Freeway, Suite 300, Dallas, Texas. Items designated as “no change” indicate that the information previously included in prior Schedule 13D remains current as of the date of this Amendment.

Item 2. Identity and Background

(a) - (b)	This statement is filed on behalf of BCP I, BlueLine Capital Partners II, L.P, a
Delaware limited partnership ("BCP II") and BlueLine Partners (collectively,
"BlueLine" or the "Reporting Entities"). BlueLine Partners is the sole general partner of BCP I and BCP II has an interest in the profits of BCP I and BCP II. Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine Partners. Messrs. Shuda and
Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the
Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 4115
Blackhawk Plaza Circle, Suite 100, Danville, California 94506.

(c)	BCP I and BCP II are each a private investment limited partnership. The principal business of
BlueLine Partners is to serve as investment manager to a variety of private investment funds, including BCP I and BCP II, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Shuda and Bacci is to act as Managing Directors of BlueLine Partners.

(d)	Neither of the Reporting Entities nor Messrs. Shuda and Bacci has,
during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Entities nor Messrs. Shuda and Bacci has,
during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of BCP I and BCP is a Delaware limited partnership. BlueLine Partners is a
Delaware limited liability company. Messrs. Shuda and Bacci are each U.S. citizens.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 657,415 shares of the Common Stock (the “Shares”). The Shares were purchased in the open market for an aggregate of $4,574,482 by BCP I and BCP II with their investment capital.

Item 4. Purpose of the Transaction

The Reporting Entities invest in public companies believed to be undervalued relative to their potential. BlueLine takes an operations-centric approach to its investments with the principal consideration being the potential of the underlying business opportunity. Since becoming a stockholder of the Company, BlueLine has met several times with Michael D. Andereck, the Company’s CEO, to offer advice and discuss strategic alternatives for increasing Docucorp’s value.

Despite recent challenges around integrating the Newbridge assets, slower than anticipated penetration into the healthcare segment and relatively flat new software license revenues, BlueLine believes that management has been addressing these issues and that the underlying business and the Company’s future potential remains very strong. As a result BlueLine has since October 2006 been considering the possibility of offering to acquire the Company in a go-private transaction. Several private equity partners and other interested investors have expressed a willingness to join BlueLine in this endeavor.

The Company announced on December 6, 2006 that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Skywire Software, LLC (“Skywire”) and a Skywire wholly-owned subsidiary. Subject to the terms and conditions of the Merger Agreement, upon effectiveness of the merger, each outstanding share of Common Stock, other than shares owned by Docucorp and dissenting shares, will be converted into the right to receive $10.00 per share in cash.

BlueLine believes the Company remains undervalued relative to its potential. On December 12, 2006, BlueLine, in a letter to the Company’s board, offered to enter into a confidentiality agreement with the Company so that BlueLine and its partners could explore fully the opportunity to make a cash offer for all of the outstanding shares of the Company at a purchase price materially above the $10.00 proposed in the Merger Agreement. While the Merger Agreement expressly provides for unsolicited business combination proposals, in an email dated December 12, 2006, a representative of the Company refused to discuss any transaction with BlueLine despite the possibility that BlueLine’s proposal may be significantly better than the terms under the current Merger Agreement. A copy of BlueLine’s letter is attached to this filing as Exhibit C and a copy of the Company’s response is attached to this filing as Exhibit D.

Docucorp’s response is troubling to BlueLine. First, as a party interested in potentially acquiring the Company, had BlueLine been aware that Docucorp was considering selling itself, BlueLine would have immediately disclosed its interest and pursued a transaction. Further, given that Docucorp has already agreed to a transaction that would take the Company private, there exists no legitimate basis for Docucorp’s board of directors to pre-determine that Skywire’s offer is superior to that of any other potential buyer. It is not apparent that the Docucorp board engaged in any formal sales process or what steps the Docucorp board took to inform itself whether the possibility existed to obtain higher bids for the Company. If BlueLine is given the same access to information that was provided to Skywire, there is a significant possibility that BlueLine may make a fully financed, all cash, all shares offer to acquire Docucorp at a price higher than $10.00 per share.

Second, as a long-time Docucorp stockholder, BlueLine is concerned that the terms of the Merger Agreement agreed to by the Company demonstrate a greater interest in protecting Skywire’s bid than in pursuing the interests of Docucorp’s shareholders. If Docucorp is to go private, the only remaining interest of the Company’s public stockholders is getting the best possible price in the transaction. It is the fiduciary obligation of the Docucorp’s board to pursue this objective.

Given that BlueLine believes that Docucorp is worth more than the $10.00 per share offered by Skywire, it is likely that the Reporting Entities will vote their shares against the Skywire transaction. The Reporting Entities will consider all options available to them including making proposals relating to: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) changes in the present board of directors and/or management of the Company, including plans or proposals to change the number or term of directors; (e) changes in the Company’s charter or bylaws to remove provisions which may impede stockholder governance rights or the acquisition of control of the Company by any person; (f) exercising its appraisal rights under Delaware law; or (g) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Amendment, each of the Reporting Entities may be deemed to own 663,415 shares of Common Stock. These shares represent approximately 5.6% of the shares of Common Stock outstanding based on 11,685,464 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended October 31, 2006 filed with the Securities and Exchange Commission on December 5, 2006.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)

As of the date of this Amendment, BCP I beneficially owns 652,514 shares of Common Stock and BCP II beneficially owns 10,901 shares of Common Stock with which BCP I and BCP II, respectively, have shared voting power and shared dispositive power with BlueLine Partners.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

1.	Exhibit A – Joint Filing Agreement dated December 13, 2006, signed by each of the Reporting Entities in order to confirm that this Amendment is being filed on behalf of each of the Reporting Entities.

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days. 3. Exhibit C – Letter from BlueLine Partners to the Board of Directors of Docucorp International,

3.	Exhibit C – Letter from BlueLine Partners to the Board of Directors of Docucorp International, Inc. dated December 12, 2006.

4.	Exhibit D – Email from Hallett & Perrin, P.C. to Timothy Bacci dated December 12, 2006.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: December 14, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days

	BCP I		BCP II
Date	No of Shares	Price Per Share	No of Shares	Price Per Share
10/16/2006			-570	$8.20
11/03/2006	-1,000		$7.40
11/03/2006	7,000	$7.15
11/17/2006			-1,000	$8.15
11/21/2006	3,500	$7.67
11/27/2006	10,400	$7.27
11/29/2006	3,000	$7.35
11/30/2006	3,000	$7.29
12/04/2006	3,400	$7.39

EXHIBIT C

[BlueLine Partners' December 12, 2006 Letter]

BlueLine Partners
4115 Blackhawk Plaza Circle, Suite 100
Danville, CA 94506
(925) 648-2085

The Board of Directors
Docucorp International, Inc.
5400 LBJ Freeway, Suite 300
Dallas, Texas 75240

         Re:   Docucorp International, Inc.

Gentleman:

        BlueLine Partners, L.L.C. (“BlueLine”), through its affiliated entities, currently owns approximately 5.6%, of the common stock of Docucorp International, Inc. (“Docucorp” or the “Company”) and is the Company’s third largest stockholder. BlueLine takes an operations-centric approach to its investments with the principal consideration being the potential of the underlying business opportunity. Since becoming a stockholder of the Company, BlueLine has met several times with Michael D. Andereck, Docucorp’s CEO, to offer advice and discuss strategic alternatives for increasing the Company’s value.

        BlueLine believes that Docucorp is currently undervalued relative to its potential. Despite recent challenges around integrating the Newbridge assets, slower than anticipated penetration into the healthcare segment and relatively flat new software license revenues, the underlying business and the Company’s future potential remains very strong. As a result BlueLine has since October 2006 been considering the possibility of offering to acquire the Company in a go-private transaction. Several private equity partners and other interested investors have expressed a willingness to join BlueLine in this endeavor. Subject to execution of a confidentiality agreement and further analysis of the Company’s records, BlueLine believes that it, along with its partners, can make a cash offer for all of the outstanding common stock of the Company at a purchase price materially above the $10.00 proposed in the Agreement and Plan of Merger dated as of December 6, 2006 by and among Skywire Software, LLC, Skywire Star Acquisition Corp. and the Company (the “Merger Agreement”).

        Pursuant to Section 5.7 of the Merger Agreement, BlueLine is prepared to enter into a confidentiality agreement and participate in discussions with the Company’s Board and management regarding submitting a written proposal relating to a proposed transaction. BlueLine believes its proposal will qualify as a “Superior Proposal,” as such term is defined in the Merger Agreement and that it is in the best interests of the Company and its stockholders to provide additional information to BlueLine and to fully explore this opportunity.

        Please provide a form of confidentiality agreement at your earliest convenience. BlueLine is prepared to move quickly and looks forward to discussing a possible transaction with you.

Very truly yours,

Timothy P. Bacci
Managing Director

EXHIBIT D

[Hallett & Perrin, P.C.'s December 12, 2006 Email]

From: “Bruce Hallett”Date:
Tue, 12 Dec 2006 14:21:17
To: “Tim Bacci”
Subject: Docucorp International

Dear Mr. Bacci:

        On behalf of Docucorp’s board of directors, I am responding to your December 12 letter, a copy of which has been forwarded to me by Mike Andereck.  If you have reviewed a copy of the Merger Agreement, and in particular Section 5.7 thereof, you will understand that Docucorp is contractually prohibited from responding further to your letter.

Very truly yours,

Bruce H. Hallett

Bruce H. Hallett
Hallett & Perrin, P.C.

2001 Bryan Street, Suite 3900
Dallas, Texas 75201
214-922-4120 — phone
214-922-4170 — fax